EXHIBIT 99. (q)


	Complete[registered trademark symbol] Individual Flexible
		Premium Variable Life Insurance Policy

	Description of Transfer and Redemption Procedures For
	Flexible Premium Variable Life Insurance Policies Issued By
			Symetra Life Insurance Company
		Pursuant To Rule 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company ("Symetra" or the "Company") in the issuance of its Individual Flexible Premium Variable Life Insurance Policy or
(the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Policy Owners ("Owners")of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A.  Premiums and Underwriting Standards
The Policy is a flexible premium variable life insurance Policy.
The Policy provides flexibility regarding the timing and amount of premium payments after the first payment. When an Owner applies for the policy, he or she determines the amount and frequency of the premiums to be paid each year. This is called the "Premium Plan". The initial premium must be at least $25,000: however, the scheduled premium for future years does not have to be level. It may be different year to year to meet the Owner's anticipated needs.

After paying the initial premium, the Owner makes future payments in accordance with the Premium Plan established and as shown in the Policy. Premiums in excess of the Owner's Premium Plan are not allowed and any excess payment will be returned.

B.  Application and Initial Premium Processing
Upon receipt of a completed application, Symetra will follow generally accepted insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as the insured's age, health or occupation. A Policy will not be issued until underwriting procedures have been completed and premium received. Premium is not due until underwriting procedures have been completed and if we receive a premium payment prior to this time, we will return to you an amount equal to the Premium. No interest will be paid. The effective date of the Policy is dependent upon the completion of all underwriting requirements, payment of the initial premium and delivery of the Policy.

C.  Premium Allocation & Right To Examine Period
On the Policy application, the Owner designates how premiums under the Policy should be allocated. The Owner may choose to allocate the premiums in one or more of the available portfolios and/or the Symetra Fixed Account. The Symetra Fixed Account provides a fixed interest rate guarantee provided by Symetra's general account.
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You may examine the Policy and if for any reason you are not satisfied, you may cancel the Policy by returning it to us with a written request for cancellation by the later of: (a) the 30th day after receipt; or (b) the 45th day after Part I of the application was signed. If you cancel the Policy, Symetra Life will refund an amount equal to the premium payments made under the Policy. If required by state law, we will also refund any investment gain along with your initial premium payment. If we are required by state law to refund the total premiums paid, we will hold any premium received for your Policy in the Fidelity VIP Money Market Portfolio until the Right to Examine period is ended.

D.  Extended Premium Acceptance Period, Lapse and Policy Reinstatement

Extended Premium Acceptance Period. Every Policy Anniversary, we calculate the amount of premium payments you have made to the Policy and compare that amount to the planned premiums. If all the premiums paid since the Policy Date are at least 80% of the total of planned premiums since the effective date of the Policy ("Policy Date"), then you may pay any amount of premium that does not exceed that Policy Year's planned premium. If our calculation shows that you have paid less than 80% of such amount, then we will provide you written notice of the premium deficit. We will allow you a 62-day period from the end of the Policy Year to pay the premium deficit for that Policy Year. We call this the "extended premium acceptance period".

Lapse.   Your Policy will lapse only if your total loan and loan interest due would exceed the Policy Value. We will allow you a 62 day grace period to pay the amount owed. If sufficient payment is not received by the end of the grace period, the Policy will terminate without value ("lapse"). If the insured dies during the grace period, we will deduct accrued daily deductions and any loans and loan interest due from the death benefit proceeds payable.

Reinstatement. If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within three years of the date of lapse. Reinstatement allows you to keep your original Policy anniversary date and may or may not result in lower Policy charges than you would incur under a new Policy. To reinstate your Policy you must:

	- provide us satisfactory evidence of insurability; and

	- pay enough premium to equal at least 80% but not more than 100% of the cumulative planned premium at the time of lapse.

You may not reinstate a Policy that you surrendered for Policy value.

E.  Misstatement of Age or Sex
If the age or sex of the insured has been incorrectly stated, the death benefit will be adjusted to reflect the death benefit that would have been purchased at the correct age or sex using the cost of insurance rate in effect when the Policy was issued.

F.	 Suicide
In the event the insured commits suicide, whether sane or insane, within two years from the Policy Date, the amount of death benefit will be limited to the Policy Value minus any accrued monthly deductions and outstanding loans and loaned interest owed to us. All amounts will be calculated as of the date of death.
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G.	Incontestability
The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. Any reinstatement of a Policy's premium schedule is incontestable only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

TRANSFERS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any transfer request from any person if, in our judgment, a portfolio would be unable to invest effectively in accordance with its investment objectives and Policies or would otherwise be potentially adversely affected.

Transfer Rules
A transfer is considered any single request to move assets between one or more portfolios. Subject to restrictions during the "right to examine period", you may transfer Policy value from one Portfolio to another, from the portfolios to the Fixed Account, or from the Symetra Fixed Account to any Portfolio. Any transfers in excess of twelve in the same Policy year may be charged an amount not to exceed $25.00 per transfer. We must receive notice of the transfer by either Written Notice, or an authorized telephone transaction. Symetra currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer rules, including the minimum amount transferable.

Two types of scheduled transfers are available under the Policy; Dollar Cost Averaging and Portfolio Rebalancing.

Through Dollar Cost Averaging you can systematically transfer set amounts each month or quarter from any portfolio or the fixed account to any of the other portfolios or the fixed account.

After your money has been invested, the performance of the portfolios may cause the percentage in each portfolio to change from your original allocations. Through Portfolio Rebalancing, you can instruct us to adjust your investment percentages in the portfolios and fixed account to maintain a predetermined mix on a monthly, quarterly, semi-annual or annual basis. Portfolio Rebalancing can be used with Dollar Cost Averaging.

Scheduled transfers do not count towards the twelve free transfers.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A.  Policy Loans
You may take loans in any amount up to 100% of your Policy net cash surrender value. Loan requests must be made in writing. Unless you tell us differently, we will deduct loan amounts from the portfolios and the unloaned portion of the fixed account on a pro rata basis from the portfolios. Once we receive your request in good order, the loan will be effective as of the next close of the New York Stock Exchange. Loan amounts are not available for withdrawal or surrender.
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Loaned amounts do not participate in earnings from the portfolios or receive higher interest rate guarantees in the fixed account. For this reason, loans, whether or not repaid, have a permanent affect on the amount of money you are able to accumulate in your Policy.

Interest Rates. Loan amounts are credited with interest at a minimum annual effective rate of 3%. Loan amounts are also charged interest. The interest rate charged on new and existing loans is 5%.

B.  Withdrawals
After the first Policy year, you may withdraw part of the Policy value by writing to us. There is no minimum withdrawal amount and the maximum withdrawal amount is the Net Cash Surrender Value. Withdrawals will be deducted from the portfolios and the unloaned fixed account on a pro rata basis. Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the NYSE. Because this Policy is most likely a MEC, withdrawals will have tax consequences.

C.  Full Surrender
While the insured is alive, you may terminate the Policy for its Net Cash Surrender Value. Following a full surrender, all your rights under the Policy end, and the Policy may not be reinstated.

Surrender Charge. Unlike many other life insurance policies, there is no surrender charge on this Policy.

D.   Death Benefit Claims
Upon receipt of proof that the insured died while the Policy was in force, we will pay the death proceeds to the beneficiary on record in a lump sum. The death proceeds equal:

	a) the death benefit under the Policy; less

	b) any loans and loan interest; and less

	c) any accrued monthly deductions.